November 29, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mr. Matt McNair

Re:	United Bancorp, Inc. Registration Statement on Form S-1 (Commission File No. 333-169717)

                    The undersigned, as the Underwriter of the proposed public offering of up to 5,000,000 shares of common stock, no par value, of the above-captioned registrant (the "Shares"), hereby joins in the request of United Bancorp, Inc. that the effectiveness of the Registration Statement on Form S-1 relating to such Shares (Registration No. 333-169717) be accelerated so that the Registration Statement will become effective at 3:30 p.m. on Thursday, December 2, 2010, or as soon thereafter as practicable.

Very truly yours,

SANDLER O'NEILL + PARTNERS, L.P.,

By:	Sandler O'Neill + Partners Corp., the sole general partner

By:	/s/ Jennifer Docherty
Name:	Jennifer Docherty
Title:	Authorized Signatory